UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
QIAO XING MOBILE COMMUNICATION CO., LTD.
(Name of the Issuer)
Qiao Xing Universal Resources, Inc.
Mr. Rui Lin Wu
(Name of Person(s) Filing Statement)
Ordinary Shares, without par value
(Title of Class of Securities)
G7303A109
(CUSIP Number of Class of Securities)
Rick Xiao, Vice President
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
011-86-752-282-0268
rick@qiaoxing.com
011-86-752-2820-268 (facsimile)
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
With copies to:
Christopher M. Forrester, Esq.
Celeste S. Ferber, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304
650-813-5600
650-494-0792 (facsimile)
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☑	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$76,770,485.90	$5,473.74

*	Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$0.80 (the proposed cash portion of the purchase price for each Qiao Xing Mobile Communication Co., Ltd. (“QXM”) ordinary share listed on The New York Stock Exchange and not currently held by Qiao Xing Universal Resources, Inc. (“XING”)) multiplied by 20,816,292 (the number of such shares outstanding as of September 23, 2010 that are subject to the transaction) and (ii) US$2.89 (the estimated value of 1.9 shares of XING common stock based on the average of high and low prices of XING’s common stock on the Nasdaq Global Market on October 19, 2010, issuable for each QXM ordinary share) multiplied by 20,816,292 (the number of such shares outstanding as of September 23, 2010 that are subject to the transaction).

**	The filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, equals $0.00007130 multiplied by the Transaction Valuation.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $5,473.74 Form or Registration No.: Schedule 13E-3 Filing Party: Qiao Xing Universal Resources, Inc. Date Filed: October 22, 2010

INTRODUCTION
     This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on October 22, 2010 (as amended prior to the date hereof, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the United States Securities Exchange Act of 1934 by Qiao Xing Universal Resources, Inc., a British Virgin Islands business company (“XING”), and Mr. Rui Lin Wu.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule 13E-3. Except as set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.
Item 15: Additional Information.
     Item 1011(c) of Regulation M-A:
     Item 15 is hereby amended and supplemented as follows:
     On September 8, 2010, XING announced its proposed offer to acquire all of QXM’s outstanding ordinary shares that it does not currently own by way of a Scheme of Arrangement under British Virgin Islands law (the “Scheme”).
     On April 7, 2011, QXM held a meeting of its shareholders to consider the Scheme (the “Court Meeting”). The Court Meeting was scheduled to be convened at 10:00 a.m. Hong Kong time to consider the Scheme. The Court Meeting was adjourned for lack of a quorum because an insufficient number of shareholders attended the Court Meeting to satisfy the quorum requirements. As a result, the Court Meeting was adjourned permanently and XING will not be able to proceed with the proposed privatization via Scheme of Arrangement.
     On April 7, 2011, XING issued a press release announcing the results of the Court Meeting, which is attached hereto as an Exhibit and is incorporated herein by reference.
Item 16: Exhibits.
     *(a)(1) Form of Scheme Document
     *(a)(5)(i) Press Release dated September 8, 2010 (incorporated herein by reference to the report on Form 6-K filed by XING on September 8, 2010)
     *(a)(5)(ii) Press Release dated March 28, 2011 (incorporated herein by reference to the report on Form 6-K filed by XING on March 28, 2011)
     (a)(5)(iii) Press Release dated April 8, 2011 (incorporated herein by reference to the report on Form 6-K filed by XING on April 8, 2011)
     (b) Not applicable
     (c) Not applicable
     (d) Not applicable
     (e) Not applicable
     (f) Not applicable
     *(g)(1) Form of Proxy for the Court Meeting (incorporated herein by reference to Appendix C to the Scheme Document)

*	Previously filed

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Xing Universal Resources, Inc.
Dated: April 11, 2011	By:	/s/ Rui Lin Wu
Name: Rui Lin Wu
Title: Chairman and Chief Executive Officer

Dated: April 11, 2011	By:	/s/ Rui Lin Wu
Name: Rui Lin Wu

EXHIBIT INDEX

Exhibit Number	Description
     *(a)(1) Form of Scheme Document
     *(a)(5)(i) Press Release dated September 8, 2010 (incorporated herein by reference to the report on Form 6-K filed by XING on September 8, 2010)
     *(a)(5)(ii) Press Release dated March 28, 2011 (incorporated herein by reference to the report on Form 6-K filed by XING on March 28, 2011)
     (a)(5)(iii) Press Release dated April 8, 2011 (incorporated herein by reference to the report on Form 6-K filed by XING on April 8, 2011)
     (b) Not applicable
     (c) Not applicable
     (d) Not applicable
     (e) Not applicable
     (f) Not applicable
     *(g)(1) Form of Proxy for the Court Meeting (incorporated herein by reference to Appendix C to the Scheme Document)

*	Previously filed

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